SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ___________________


                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 6)
                               ___________________


                                   BORDEN, INC.
                            (Name of Subject Company)

                                   BORDEN, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.625 Per Share
                          (Title of Class of Securities)

                                    099599102
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Allan L. Miller, Esq.
               Senior Vice President, Chief Administrative Officer
                               and General Counsel
                                   Borden, Inc.
                              180 East Broad Street
                              Columbus, Ohio  43215
                                  (614) 225-4000

                  (Name, address and telephone number of person
              authorized to receive notice and communications on
              behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:
                            Andrew R. Brownstein, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







                   This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994, Amendment No. 2 filed with the Commission on December 2, 1994, Amendment No. 3 filed with the Commission on December 5, 1994, Amendment No. 4 filed with the Commission on December 6, 1994 and Amendment No. 5 filed with the Commission on December 8, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Pur-chaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding shares of the Company's common stock, par value $.625 per share (the "Shares"), and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, as amended and supplemented by the Supple-ment to the Offering Circular/Prpspectus, dated December 7, 1994, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


         Item 4.  The Solicitation or Recommendation.

                   (a)-(b) The description in the Schedule 14D-9 under "Background and Reasons for the Board's Recommendation; Opin-ions of Financial Advisors -- Background -- Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:

                   At the Board of Directors meeting held on December 9, 1994, the Board reviewed Japonica's December 6, 1994 letter which modified Japonica's November 30 letter. The Board also reviewed reports of Japonica's December 6, 1994 public meeting held in New York. After consultation with the Company's man-agement and the Board's financial and legal advisors, the Board determined that Japonica had still failed to address in meaningful detail the fundamental questions raised by the Board in its December 1 letter. In the Board's view, Japonica's modifications to its proposal still do not present an


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         attractive alternative to the Whitehall transaction.  Among other things, Japonica has still not provided any evidence of its financing sources, presented a plan to refinance the at least $1.4 billion of debt that would become payable as a result of implementation of Japonica's proposal or explained how it would resolve the legal and tax issues involved in its proposed spin-offs. The Board reiterated its commitment to review any additional information that Japonica may choose to provide in response to the concerns raised by the Board.











































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                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                       BORDEN, INC.


         Dated:  December 12, 1994     By: /s/ Allan L. Miller
                                           Name:  Allan L. Miller
                                           Title:  Senior Vice President,
                                                   Chief Administrative
                                                   Officer and General
                                                   Counsel




































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